
Norske Skog

Skogn, 2003-05-08

United States Securities and Exchange Commission
Washington DC 20549

USA


03050697


SEC MAIL PROCESSING
RECEIVED
MAY 1 9 2003
WASH. D.C. 183 SECTION

SUPPL

Information - file 82-5226

Please find enclosed copy of document sent to Oslo Stock Exchange, May 7, 2003.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

Oddrunn Ringstad

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Enclosure: Message sent to Oslo Stock Exchange May 7, 2003

dlw 5/29

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

82-5226


Norske Skog

Norske Skog 1st quarter:

NORSKE SKOG'S IMPROVEMENT PROGRAMME ON TRACK

Norske Skog's result for first quarter 2003 is strongly affected by low publication paper prices and the continuing strength of the Norwegian krone. Higher volumes, strict cost management and improved performance for magazine paper partially offset these factors, compared with the result for first quarter 2002. Operating earnings reached NOK 380 million, against NOK 536 million in first quarter 2002. The figure for pre-tax earnings, at NOK 710 million, includes a gain of NOK 907 million from the sale of power plants. Earnings per share after tax were NOK 2.19, against NOK 1.07 in the same period of 2002. During the first quarter of 2003 Norske Skog further strengthened its financial position.

The improvement programme for 2003/04 is on schedule and is being implemented as planned. It shall improve results by NOK 1 billion this year and a further NOK 1 billion in 2004.

- We are experiencing an economic downturn, and it is very difficult to say anything certain about how long the recession will last. In a situation like this, it is more important than ever to focus on profitability and efficiency. I am impressed by the organization's ability to implement extensive and at times difficult changes. Simultaneously, we have delivered improved health and safety results, says CEO Jan Reinås.

Health and safety results were the best ever recorded, with 3.6 lost-time injuries per million hours worked. The corresponding figure for the whole of 2002 was 4.0.

Operating revenue fell by 2%, compared with first quarter 2002, to NOK 5 555 million. Cash flow from operations was NOK 500 million (NOK 740 million), corresponding to NOK 3.78 (NOK 5.60) per share. Operating earnings and cash flow include a profit from electricity trading amounting to NOK 143 million. No further such gain is expected later this year. The price secured in Norwegian kroner for deliveries of newsprint from Norway to Europe is now 26% below the 2001 level, while the price in Euro in the same period has fallen by 20%.

Total deliveries of newsprint and magazine paper by Norske Skog during the first quarter reached 1 225 000 tonnes, 13% higher than in the same period of 2002. The large increase is due to very low volumes last year.

The level of activity in the world's publication paper markets at the end of the first quarter was mainly unchanged from the fourth quarter last year, except from normal seasonal effects. Advertisers' "wait and see" attitude affects the situation of the printed media and their paper requirements. It was therefore necessary to implement production curtailments in the first quarter, too.

Owing to currency and cost considerations, production curtailments in Europe were applied primarily at the Norwegian mills.

Financially, Norske Skog strengthened its position during the first quarter. Equity capital ratio rose from 39.9% at the turn of the year to 41.5% at the end of the quarter. Equity capital now exceeds net interest-bearing debt. Gearing is 0.92. At the end of the quarter, the Company had about NOK 6.7 billion in liquidity reserves, in the form of long-term drawing rights and cash.

In Europe demand for newsprint remains weak and about the same as in first quarter 2002, while prices in Norwegian kroner are about 15% lower. Demand for magazine paper has risen marginally from first quarter 2002 to the same period this year. Prices of magazine paper in Europe, measured in local currencies, are 4-5% below the level of the last quarter of 2002. Relatively good demand in the US led to increased exports of magazine paper.

In South America markets for newsprint and magazine paper continue weak. Prices are stable at a low level. As originally agreed, the joint venture company Norske Skog Klabin in Brazil was wound up on April 1, and the newsprint machine with annual capacity of 130 000 tonnes was permanently shut down. Customers in South America will be served through exports from Europe.

In Australasia Norske Skog's mills saw earnings rise in first quarter 2003, compared with fourth quarter 2002. Newsprint demand in Australia increased during the first three months of the year.

PanAsia, in which Norske Skog has a 50% ownership stake, still shows relatively good profitability. Increased deliveries outside the home markets of Korea and China led to lower average prices and weaker operating earnings in first quarter 2003 than in the same period of 2002.

NorskeCanada, in which Norske Skog has a 30.6% ownership stake, performed better than in the same period last year, but operating earnings remained negative. Producers in North America have announced a price increase of USD 50 to USD 530 per tonne of newsprint, and this is being put into effect.

Future prospects are affected by the uncertain political and economic situation. The decline in consumption of newsprint and magazine paper appears to have stopped, but it is hard to say when it will rise again. That assumes an economic upturn in both North America and other regions, with consequent growth in the advertising market.

Oxenøen, May 7, 2003

NORSKE SKOG
Corporate Communication

Contactpersons
Media: Senior Vice President Hanne Aaberg, tel +47 67 59 90 29, mob. +47 913 51 681
Financial market: Vice President Jarle Langfjæran, tel +47 67 59 93 38, mob. +47 909 78 434



Profit and loss account

NOK million	Jan-Mar 03	Jan-Mar 02	2002
Operating revenue	5 555	5 676	23 471
Distribution costs	-470	-430	-1 865
Other operating expenses	-3 902	-3 845	-16 408
Operating Earnings before Depreciation	1 183	1 401	5 198
Depreciation and amortisation	-803	-865	-3 292
Operating Earnings before provision for restructuring costs	380	536	1 906
Provision for restructuring costs	0	0	-600
Operating earnings	380	536	1 306
Earnings from affiliated companies 1)	-54	-99	-290
Financial items	-523	-194	-405
Other items	907	0	195
Earnings before taxation	710	243	806
Taxation	-420	-100	362
Net earnings	290	143	1 168
The minority's share of net earnings	0	2	6
The majority's share of net earnings	290	141	1 162
Earnings per share	2.19	1.07	8.79
Earnings per share fully diluted	2.19	1.07	8.79

1) Earnings from affiliated companies are included after taxation

Balance sheet

NOK million	31.03.03	31.03.02	31.12.02
Intangible fixed assets	4 828	4 574	4 682
Operational fixed assets	32 032	35 788	31 127
Long-term receivables and affiliated companies	2 658	3 853	2 388
Fixed assets	39 518	44 215	38 197
Inventory	2 327	2 362	2 080
Receivables	3 501	3 910	3 821
Short term investments	403	1 397	381
Liquid assets	341	1 477	487
Current assets	6 572	9 146	6 769
Total assets	46 090	53 361	44 966
Paid in equity	8 424	8 409	8 438
Retained earnings	10 542	10 857	9 326
Minority interests	163	190	157
Shareholders' equity	19 129	19 456	17 921
Deferred taxes	2 802	2 952	2 021
Interest-free long-term liabilities and other obligations	914	981	889
Interest bearing long-term liabilities	17 313	23 839	17 925
Interest free current liabilities	5 067	5 229	5 063
Interest bearing current liabilities	865	904	1 147
Total liabilities and shareholders' equity	46 090	53 361	44 966



Revenue and profit per area

Operating Revenue

NOK million	Jan-Mar 03	Jan-Mar 02	2002
Europe			
Newsprint	1 786	1 857	7 556
Magazine paper	1 561	1 491	6 531
Total Europe	3 347	3 348	14 087
South America			
Newsprint	254	305	1 107
Australasia			
Newsprint	890	954	3 807
Asia			
Newsprint	572	618	2 688
Other activities			
Other Industry Norway	128	179	682
Other revenues	442	352	1 249
Total Other activities	570	531	1 931
Staff/Eliminations	-78	-80	-149
Total Group	5 555	5 676	23 471

Operating Earnings before Depreciation

NOK million	Jan-Mar 03	Jan-Mar 02	2002
Europe			
Newsprint	366	431	1 604
Magazine paper	383	338	1 363
Total Europe	749	769	2 967
South America			
Newsprint	75	98	281
Australasia			
Newsprint	261	365	1 197
Asia			
Newsprint	150	211	865
Other activities			
Other industry in Norway	4	31	105
Other revenues	-	-	-
Total other activities	4	31	105
Staff/Eliminations	-56	-73	-217
Total Group	1 183	1 401	5 198



Revenue and profit per area

Operating earnings

NOK million	Jan-Mar 03	Jan-Mar 02	2002
Europe			
Newsprint	124	177	643
Magazine paper	184	136	546
Total Europe	308	313	1 189
South America			
Newsprint	13	12	-9
Australasia			
Newsprint	97	193	546
Asia			
Newsprint	81	132	562
Other activities			
Other industry in Norway	-6	17	47
Other revenues	-	-	-
Total other activities	-6	17	47
Staff/Eliminations	-113	-131	-429
Restrucutring costs	0	0	-600
Total Group	380	536	1 306

Production by Product/Area

(1,000 tonnes)	Jan-Mar 03	Jan-Mar 02	2002
Europe			
Newsprint	485	445	1 925
Magazine paper	349	295	1 267
South America			
Newsprint	87	85	332
Australasia			
Newsprint	213	208	832
Asia			
Newsprint	151	137	635
Norske Skog Total:			
Total Newsprint	936	875	3 724
Total Magazine paper	349	295	1 267
Total printing paper	1 285	1 170	4 991


Norske Skog

Quarterly comparison

NOK million	**1Q03**	4Q02	3Q02	2Q02	1Q02	4Q01	3Q01	2Q01	1Q01
Operating revenue	**5 555**	6 082	5 815	5 898	5 676	6 618	6 940	8 163	8 633
Operating earnings before depreciation	**1 183**	1 194	1 134	1 468	1 401	1 731	2 021	2 130	2 537
Depreciation and amortisation	**803**	762	822	842	865	839	773	854	857
Operating earnings before provision for restructuring costs	**380**	432	312	626	536	892	1 248	1 276	1 680
Restructuring costs	**-**	-600	-	-	-	-	-	-	-
Operating earnings	**380**	-168	312	626	536	892	1 248	1 276	1 680
Earnings before taxation	**710**	-52	-62	677	243	748	923	869	1 354
The majority's share of net earnings	**290**	374	182	465	141	532	628	536	798

Quarterly comparison

NOK million	**1Q03**	4Q02	3Q02	2Q02	1Q02	4Q01	3Q01	2Q01	1Q01
Operating Revenue									
Europe	**3 347**	3 654	3 563	3 522	3 348	3 711	3 428	3 643	3 437
North America	**-**	-	-	-	-	-	1 154	1 930	2 371
South America	**254**	291	247	264	305	557	421	487	474
Australasia	**890**	942	911	1 000	954	1 074	1 062	1 096	1 241
Asia	**572**	681	698	691	618	759	561	519	595
Non-core	**570**	539	450	411	531	564	487	585	683
Staff/Eliminations	**-78**	-25	-54	10	-80	-47	-173	-97	-168
Total Operating Revenue	**5 555**	6 082	5 815	5 898	5 676	6 618	6 940	8 163	8 633
Operating earnings before Depreciation									
Europe	**749**	692	651	854	769	900	1 186	1 228	1 141
North America	**-**	-	-	-	-	-	133	148	506
South America	**75**	81	56	45	98	230	175	209	211
Australasia	**261**	241	246	345	365	309	351	340	454
Asia	**150**	180	222	252	211	248	190	202	229
Other activities	**4**	40	16	18	31	34	30	56	46
Staff/Eliminations	**-56**	-40	-57	-46	-73	10	-44	-53	-50
Total Operating earnings before Depr.	**1 183**	1 194	1 134	1 468	1 401	1 731	2 021	2 130	2 537
Operating earnings									
Europe	**308**	268	203	405	313	562	902	932	851
North America	**-**	-	-	-	-	-	26	-31	334
South America	**13**	16	-10	-27	12	136	90	122	125
Australasia	**97**	86	93	174	193	132	180	158	255
Asia	**81**	115	139	177	132	154	126	153	183
Other activities	**-6**	26	1	3	17	19	15	38	26
Restructuringcosts	**0**	-600	0	0	0	0	0	0	0
Staff/Eliminations	**-113**	-79	-114	-106	-131	-111	-91	-96	-94
Total Operating earnings	**380**	-168	312	626	536	892	1 248	1 276	1 680


Norske Skog

Financial key figures

	Definitions	Jan-Mar 03	Jan-Mar 02	2002
Net operating margin before restructuring costs %	1	6.9	9.5	8.1
Net operating margin after restructuring costs %	1	6.9	9.5	5.6
Gross operating margin before restructuring costs %	2	21.3	24.7	22.1
Gross operating margin after restructuring costs %	2	21.3	24.7	19.6
Equity ratio %	3	41.5	36.5	39.9
Equity ratio excl. minority interests %	4	41.1	36.1	39.5
Net interest bearing debt		17 434	21 869	18 204
Net debt/Equity		0.91	1.12	1.02
Net debt/Equity excl. minority interests	5	0.92	1.14	1.02
Earnings per share after taxes		2.19	1.07	8.79
Earning per share - fully diluted	6	2.19	1.07	8.79
Cash flow per share after taxes		3.78	5.60	27.89
Cash flow per share - fully diluted		3.78	5.60	27.89

Definitions:

1 : Net operating margin = Operating earnings : Operating revenue

2 : Gross operating margin = (Operating earnings + Ordinary depreciation + Restructuring costs) : Operating revenue

3 : Equity ratio = (Shareholders' equity + Minority interests) : Total assets

4 : Equity ratio excl. minority interests = Shareholders' equity : Total assets

5 : Earnings per share = Net earnings : Average number of shares

6 : Cash flow per share = Net cash flow from operating activities : Average number of shares

Statement of cash flow

NOK millon	Jan-Mar 03	Jan-Mar 02	2002
Cash flow from operating activities			
Cash generated from operations	5 893	6 159	23 575
Cash used in operations	-5 088	-4 693	-18 290
Cash from net financial items	-221	-347	-625
Taxes paid	-84	-379	-973
Net cash flow from operating activities	500	740	3 687
Cash flow from investment activities			
Investments in operational fixed assets	-187	-202	-1 146
Sales of operational fixed assets	12	4	44
Other investments	-	-52	170
Dividend received	-	-	-
Net cash from sold shares in subsidiaries 1)	1 268	48	498
Net cash used for acquisition of companies	0	-2	-6
Net cash flow from investment activities	1 093	-204	-440
Cash flow from financial activities			
Net change in long-term liabilities	-1 453	-2 480	-6 411
Net change in short-term liabilities	-286	697	884
Dividend paid	-	-	-792
New equity	-	-	-
Net cash flow from financial activities	-1 739	-1 783	-6 319
Translation difference	22	-36	-218
Total change in liquid assets	-124	-1 283	-3 290

1) In first quarter 2003 the amount consists of cash from sale of power stations in Norway. In 2002 the amount consists of sale of forests in Southern Norway, forests in Sweden and settlement of Flooring AS.